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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2005 (MM/DD/YY) AND ENDING Dec. 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mellon Securities LLC

MARY M. WILLIAMS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 Washington Boulevard, 24th Floor
(No. and Street)

Jersey City (City) — New Jersey (State) — 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Duffany — (201) 680-4442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Bank Center, Pittsburgh, PA 15219
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, D.C.
152

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Duffany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mellon Securities LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY M. WILLIAMS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 12, 2010

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MELLON SECURITIES LLC

(An Indirect Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of the Board of Directors of Mellon Financial Corporation,
Mellon Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Mellon Securities LLC (the Company), a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

Pittsburgh, Pennsylvania
February 7, 2006

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report

Members of the Board of Directors of Mellon Financial Corporation,
Mellon Securities LLC:

We have audited the accompanying statement of financial condition of Mellon Securities LLC (the Company), a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS), as of December 31, 2005. MIS is a wholly owned subsidiary of Mellon Financial Corporation. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mellon Securities LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
February 7, 2006

MELLON SECURITIES LLC
(An Indirect Wholly Owned Subsidiary of Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents (note 2)	$	22,191,982
Securities owned, at market value (note 6)		16,226
Receivables from clearing organizations (note 7)		2,013,271
Receivables from affiliates (note 5)		106,129
Furniture, fixtures, and equipment – at cost (net of accumulated depreciation of $907,077) (note 2)		14,998
Deferred tax assets (note 9)		1,059,854
Other assets		146,442
Total assets	$	25,548,902

Liabilities and Member's Equity

Payables to affiliates (note 5)	$	1,898,969
Income tax payable to affiliate (note 5)		491,793
Other liabilities and accrued expenses		802,167
Total liabilities		3,192,929
Member's equity		22,355,973
Total liabilities and member's equity	$	25,548,902

See accompanying notes to statement of financial condition.

(1) Organization

Mellon Securities LLC (the Company), is a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS). MIS is a wholly owned subsidiary of Mellon Financial Corporation (MFC).

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a registered investment adviser under the Investment Advisers Act of 1940. Security transactions are effected through a clearing organization on a fully disclosed basis. The Company's primary business involves engaging in the execution of security orders on an agency basis for MIS and certain institutional investors.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Securities Transactions

Securities owned and securities sold, but not yet purchased, are reported on a trade date basis and stated at market value, with unrealized gains and losses reported in the results of operations. Commission revenues and expenses related to security transactions are also reported on a trade date basis. Revenue is earned on completion of customer security transactions at an amount determined from the volume of the underlying trades. In accordance with the customers' agreements, the revenue is collected at the time of the security transaction. Interest on securities owned is accrued as earned.

(c) Income Taxes

The Company is a single member limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes.

The Company's results for the year ended December 31, 2005 will be included in the consolidated MFC federal tax return for the year ended December 31, 2005. Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(d) ***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company defines cash and cash equivalents as highly liquid overnight deposits and deposits maintained in money market funds.

(e) ***Furniture, Fixtures, and Equipment***

Furniture, fixtures, and equipment are stated at cost. Depreciation on furniture, fixtures, and equipment is calculated on a straight-line method over the estimated useful lives of the assets.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2005, the Company had net capital of $20,362,005, which was $20,112,005 in excess of required net capital.

(4) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds or customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

(5) Related Party Transactions

In conducting its business, the Company engages in routine transactions with affiliated entities of MIS. Under operating agreements, certain affiliates provide the Company with various support services. The significant affiliate amounts at December 31, 2005 are as follows:

Receivables from affiliates	$	106,129
Payables to affiliates		1,898,969
Income tax payable to affiliate		491,793

(6) Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at market values, as of December 31, 2005 consist of the following:

		Securities owned	Securities sold, but not yet purchased
Equity securities	$	5,672	—
Total	$	5,672	—

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2005, these securities carried at estimated fair values consist of the following:

Equities	$	10,554

(7) Receivables From and Payables to Clearing Organizations

Accounts receivable from and payable to the clearing organizations represents amounts receivable/payable for open transactions, commissions, and rebates. At December 31, 2005, the receivables from the clearing organizations represents commissions and rebates receivable totaling $2,013,271. Of the cash held at the clearing organizations, $100,000 is subject to withdrawal restrictions.

(8) Pension and Employee Benefit Plan

The Company participates in a noncontributory defined benefit pension plan, sponsored by MFC, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of MFC, an analysis setting forth the plan's funded status at December 31, 2005 cannot be separately determined for the Company. At December 31, 2005, the plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MIS, for employees who have completed six months of continuous service during which the employee worked at least 500 hours. Participation in the plan is voluntary. Participants may elect to contribute, on a pre-tax basis, 1% to 15% of their total compensation via payroll deductions, subject to certain maximum limitations for the plan. If a participant decides to contribute, a portion of the contribution is matched by MIS.

(9) Income Taxes

Included in the accompanying financial statements is a deferred tax asset of $1,059,854 primarily resulting from the timing of depreciation for fixed assets.

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to lesser extent, future taxable income.

(10) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Statements*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

KPMG

KPMG LLP
One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of the Board of Directors of Mellon Financial Corporation,
Mellon Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Mellon Securities LLC (the Company), a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

Pittsburgh, Pennsylvania
February 7, 2006